591 Redwood Highway, Suite 1150, Mill Valley, California 94941

May 10, 2018

VIA EDGAR

Ms. Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street. N.E.
Washington, DC 20549

Re:    Four Corners Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2017 Filed February 27, 2018
Form 8-K filed April 25, 2018
File No. 001-37538

Dear Ms. Marrone,

This letter responds to your comments communicated to Four Corners Property Trust, Inc. (the “Company”) in your letter dated May 4, 2018 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The material in italics below sets forth the Staff’s comment, followed by our response.

Form 8-K filed April 25, 2018
Exhibit 99.2

1.
We note that your calculation of EBITDA on page 16 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future supplemental presentations to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:
In response to the Staff’s comment, we will revise future supplemental presentations to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. In keeping with NAREIT’s Financial Standards White Paper published in September 2017 (the “NAREIT White Paper”), we intend to utilize the terms “EBITDAre” or “Adjusted EBITDAre” rather than “EBITDA”, as appropriate, for measures that are calculated differently than EBITDA.

2.
To the extent EBITDA and EBITDA (cash rent) are presented in future filings, please provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a discussion of the reasons why management believes these measures provide useful

591 Redwood Highway, Suite 1150, Mill Valley, California 94941

information to investors and to the extent material, additional purposes for which they are used by management.
Response:

We respectfully advise the Staff that in future filings, we will re-classify references to “EBITDA” and “EBITDA (cash rent)” as “EBITDAre” and “Adjusted EBITDAre” in keeping with the NAREIT White Paper. In addition, in response to the Staff’s comment, to the extent we present EBITDA, EBITDAre and Adjusted EBITDAre in future filings, we will provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a discussion of the reasons why management believes these measures provide useful information to investors and, to the extent material, additional purposes for which they are used by management.

If you have any questions or comments to this letter, please do not hesitate to contact me at (415) 965-8032.

Sincerely,

/s/ Gerald R. Morgan
Gerald R. Morgan, Chief Financial Officer

cc:	Niccole M. Stewart, Chief Accounting Officer
James L. Brat, General Counsel and Secretary